Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2008

Mr. B. Judd Hartman
General Counsel and Secretary
Pharmaceutical Product Development, Inc.
929 North Front Street
Wilmington, North Carolina 28401

Re: Pharmaceutical Product Development, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 26, 2008
File No. 000-27570

Dear Mr. Hartman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director